INDUSTRIES, INC.
970 East 64th Street
Cleveland, Ohio 44103-1694
Phone: (216) 881-8600
Fax: (216) 432-6281
www.sifco.com
April 26, 2010
Mr. Lyn Shenk
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-7010

Re:	SIFCO Industries, Inc.
File No. 001-05978
Form 10-K: For the Fiscal Year Ended September 30, 2009
Schedule 14A
Dear Mr. Shenk:
This letter is written in response to the Staff’s letter to SIFCO Industries, Inc. (“SIFCO” or “Company”) dated April 5, 2010. In response to the Staff’s comments, SIFCO provides the following:
Form 10-K: For the Fiscal Year Ended September 30, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations:
•	Response to Comment #1 — Results of Operations, page 9 — Relative to changes in net sales, SIFCO genuinely endeavors to perform the analysis of the underlying business reasons for changes to which you refer and to provide such disclosure to the extent it is known and/or reasonably determinable (i.e. available, specific and reliable (vs. anecdotal)). General economic as well as general industry information is available; however, more specific and reliable (vs. anecdotal) information is limited. SIFCO will review its analysis of the disclosures provided relative to the Staff’s Comment #1 and provide in future filings the suggested enhanced disclosures to the extent practicable.

•	Response to Comment # 2 — Results of Operations, page 9 — Relative to changes in cost of goods sold, SIFCO will review its analysis of the disclosures provided relative to the Staff’s Comment #2 and provide in future filings the suggested enhanced disclosures to the extent practicable.

•	Note — Reference Attachment A for samples of requested proposed revised tabular disclosures that will be included in future filings in addition to the explanations included in previous filings. To the extent practicable, SIFCO will provide in future filings the same suggested enhanced disclosures related to all accounts that have significant changes.

Item 8. Financial Statements and Supplementary Data
•	Response to Comment #3 — Note 1. Summary of Significant Accounting Policies, F. Property Plan and Equipment, page 24 - SIFCO utilized the term “permanently impaired” in the context of the guidance of Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets” – i.e. the long-lived asset’s carrying value in excess of fair value has no reasonable chance of recoverability and is considered to be permanently written down to its realizable value (or to zero if deemed appropriate). SIFCO has not determined any of its assets to be temporarily impaired. For better clarity, SIFCO will discontinue use of the term “permanently” in future filings.

•	Response to Comment #4 – Note 7. Retirement Benefit Plans, page 30 – The reason that the service cost and interest cost amounts for 2009 (only) do not agree is because the 2009 net pension expense amounts do not include the impact (recorded as of October 1, 2008) of the change in measurement date from July 1 to September 30, while the benefit obligation roll-forward included such impact (in order to properly roll-forward from the prior year end balance). In accordance with the guidance of SFAS 158, SIFCO utilized the second approach to transition its measurement date to its fiscal year end. Below is a comparison of the 2009 net pension expense with and without the impact of the change in measurement date:

		Impact of
		Meas.
	As	Date
	Reported	Change	Combined
Service cost	$269	67	337
Interest cost	1,067	267	1,334
Expected return on plan assets	(1,490)	(372)	(1,863)
Amortization of prior service cost	140	35	175
Amortization of net loss (gain)	54	14	68

Net periodic benefit cost (income)	$40	11	51

SIFCO will include this expanded disclosure in future filings.
•	Response to Comment # 5 – Note 9. Asset Divestiture, page 35 – SIFCO did perform an impairment analysis of the Cork, Ireland facility as of September 30, 2009 (in accordance with the guidance of SFAS 144) and such analysis determined that the fair value of that particular long-lived asset was clearly in excess of its carrying value as of that date. Fair value was based on a combination of a recent market appraisal as well as the expected future cash flows from a long-term lease that is in place for such facility.

•	Response to Comment # 6 — Schedule II, page 39 (Asset Impairment Reserve) – The $933K reserve represents the Company’s aggregate reserve related to various assets that have been determined to be impaired (in accordance with the guidance of SFAS 144) and that are still on hand as of September 30, 2009. $757K of this amount relates to the impairment of a piece of equipment at the Aerospace Component Manufacturing Group in fiscal 2008. The remaining $176K consists of additional, smaller machinery and equipment items. A deduction to the reserve occurs when an asset, for which an impairment reserve has been established, is sold or otherwise disposed – i.e. only that portion of the reserve that was specifically established for the particular asset that was sold or otherwise disposed is deducted. The reserve is carried on the books to facilitate tracking for tax purposes.

Exhibits
•	Response to Comment # 7 — Exhibit 32 – SIFCO will provide separate exhibits for the Chief Executive Officer and Chief Financial Officer with its future filings.
Schedule 14A — Role of the Compensation Committee, page 10
•	Response to Comment # 8 — “qualified independent professionals” – SIFCO will provide in its future filings the source and identification of the executive compensation studies it utilized.
•	Response to Comment # 9 — “compensation surveys” – SIFCO will provide in its future filings the source and identification of the compensation surveys that it utilized. However, the surveys that SIFCO has utilized do not necessarily identify/disclose the specific names of the similarly situated companies included in the survey, but instead identify the companies more generically by industry and/or geographic location and, therefore, such names are not available to SIFCO for disclosure in its proxy.
Schedule 14A – Annual Incentive Compensation, page 11
•	Response to Comment # 10 — “annual performance targets” – SIFCO will provide in its future filings more clarity related to specific annual performance targets upon which executive compensation is based.
At the Staff’s request, SIFCO makes the following statements acknowledging its understanding that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
SIFCO will be pleased to discuss these matters further with you, and to provide additional information in response to specific questions that may arise upon the Staff’s review of this response. If you have any questions regarding this response, please feel free to contact me directly at (216) 432-6278 at your convenience.
Sincerely,

/s/ Frank A. Cappello
Frank A. Cappello Vice President — Finance and Chief Financial Officer

Cc:	D. Zittnan (Grant Thornton)
A. Reitman (SIFCO Audit Committee)
M. Mehalko (Benesch)

Attachment A
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
A. Results of Operations
1. Fiscal Year 2009 Compared with Fiscal Year 2008
Aerospace Component Manufacturing Group (“ACM Group”)
(Regarding proposed net sales discussion)
Net sales in fiscal 2009 decreased 4.6% to $68.6 million, compared with $72.0 million in fiscal 2008. For purposes of the following discussion, The ACM Group considers aircraft that can accommodate less than 100 passengers to be small aircraft and those that can accommodate 100 or more passengers to be large aircraft. Net sales information for fiscal 2009 and 2008 is as follows:

Net Sales	2009	2008	Increase (Decrease)
Airframe components for small aircraft	$38.5	38.2	0.3
Turbine engine components for small aircraft	21.0	19.9	1.1
Airframe components for large aircraft	4.6	7.6	(3.0)
Turbine engine components for large aircraft	2.2	3.0	(0.8)
Commercial product sales and other revenue	2.3	3.3	(1.0)

Total	$68.6	72.0	(3.4)

The increase in net sales of turbine engine components for small aircraft, which consist primarily of business and regional jets, as well as military transport and surveillance aircraft, is principally attributable to net sales volume increases of such components to customers. The declines in net sales of airframe components and turbine engine components for large aircraft are primarily due to net sales volume decreases of such components to customers. Such declines were caused by the overall weak global economic conditions that resulted in reductions in the build rates of larger commercial aircraft. The decline in commercial product net sales is due to sales volume decline caused by the overall weak global economic conditions.
(Regarding proposed operating income / manufacturing cost discussion)
The ACM Group’s operating income in fiscal 2009 was $13.4 million, compared with $9.9 million in fiscal 2008. The raw material component of manufacturing costs represented approximately 40.0% of net sales in both fiscal years 2009 and 2008. In addition, operating results in fiscal 2009 compared to 2008 were impacted principally by the following changes in certain other components of the ACM Group’s operating cost structure:

Manufacturing Costs	2009	2008	Increase (Decrease)
Labor and benefits	$9.0	8.4	0.6
Overhead	11.9	12.9	(1.0)
LIFO expense (income)	(1.6)	1.7	(3.3)
The increase in labor and benefits expense was due to higher average levels of employment. Overhead cost benefited from a $0.8 million decline in natural gas costs due primarily to the ACM Group’s efforts to reduce its natural gas consumption.